Securities and Exchange Commission, November 2, 2010 Page 1

November 2, 2010

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Attention: Jeff Jaramillo, Accounting Branch Chief

Re:	Medical Action Industries Inc.
Form 10-K for the Year Ended March 31, 2010
Filed June 2, 2010
Form 8-K/A dated October 26, 2010
File Number 000-13251

Dear Mr. Jaramillo:

Set forth below are the responses of Medical Action Industries Inc., a Delaware corporation (the “Company”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated October 27, 2010, with respect to the Company’s Annual Report on Form 10-K for the year ended March 31, 2010 filed with the Commission on June 2, 2010 (the “2010 10-K”) and the Company’s Current Report on Form 8-K/A dated October 26, 2010 (the “8-K/A”).

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold text.

Form 10-K for the Fiscal Year Ended March 31, 2010

Report of Independent Registered Public Accounting Firm, page 66

1.	Refer to our prior comment 2. As we requested please amend this filing to provide audit reports and consents which are signed by your independent auditor.

Response: As requested, we will amend the 2010 10-K to provide signed audit reports and consents.

Securities and Exchange Commission, November 2, 2010 Page 2

Management’s Annual Report on Internal Control Over Financial Reporting, page 67

2.	As we requested in our prior comment 3, please amend your Form 10-K to include a statement disclosing your management’s conclusion on whether your internal control over financial reporting was or was not effective as of March 31, 2010.

Response: As requested, we will amend the 2010 10-K to include a statement disclosing the Company’s management’s conclusion that the Company’s internal control over financial reporting was effective as of March 31, 2010. Specifically, we will amend the disclosure on page 67 to provide as follows:

Management’s Annual Report on Internal Control Over Financial Reporting

The management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rule 13a-15(f) and 15(d)-15(f) promulgated under the Securities Exchange Act of 1934 as a process designed by, or under the supervision of, the Company’s Chief Executive Officer and Chief Financial Officer and effected by the Company’s board of directors, management and other personnel, to provided reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

1.	Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of assets of the Company;

2.	Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

3.	Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.

Securities and Exchange Commission, November 2, 2010 Page 3

The Company’s management assessed the effectiveness of the Company’s internal control over financial reporting as of March 31, 2010. In making this assessment, the Company’s management used the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on our evaluation, the Company’s management has concluded that, as of March 31, 2010, our internal control over financial reporting is effective.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.

Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Grant Thornton LLP, an independent registered public accounting firm, has issued their report on the Company’s internal control over financial reporting as of June 2, 2010.

Item 11 – Executive Compensation, page 71

3.	Please expand your response to prior comment 6 to clarify whether the dollar values included in the stock option awards column of the director compensation table represent the aggregate grant date fair value of the awards.

Response: Item 402(k)(2)(iv) of Regulation S-K requires disclosure of the grant date fair value computed in accordance with FASB ASC Topic 718. The instructions to Item 402(k)(2)(iv) of Regulation S-K require disclosure by footnote to the appropriate column, for each director, of (i) the grant date fair value of each equity award or option, computed in accordance with FAS 123R and (ii) the aggregate number of stock and option awards outstanding at fiscal year end. The Company respectfully advises the Staff that footnote 2 to the table on page 7 inadvertently included not only the required disclosures pursuant to Item 402(k)(2)(iv) and its instructions (as revised by Release No. 33-9089), but it also included language that was previously required by Item 402(k)(2)(iv) prior to the modification of this Item by Release No. 33-9089. While the narrative language included in our Footnote was not in strict conformity with the revised rules, the amounts disclosed in the associated table properly disclosed the amounts of stock option awards valued according to their aggregate grant date fair value. As our definitive proxy statement included the correct values for the stock option awards, as well as the narrative information

Securities and Exchange Commission, November 2, 2010 Page 4

required by Item 402(k)(2)(iv), as revised by Release No. 33-9089, we confirm that all of our future filings will continue to comply with Item 402(k)(2)(iv), as revised by Release No. 33-9089, and that we will delete all references to the previous Item 402(k)(2)(iv) requirements in future filings.

4.	Given your response to prior comment 11, please tell us, with a view toward amended disclosure, whether the dollar values in the options award column of the summary compensation table represent the aggregate grant date fair value of the awards or the expense recognized for financial statement reporting purposes. In this regard, we note that although note 2 indicates the grant date fair value of awards of restricted stock is reported, your response regarding the inaccuracy of the table indicates that the amounts represent the expense you recognized.

Response: The Company respectfully advises the Staff that the stock option awards shown in the summary compensation table represent the aggregate grant date fair value of the awards granted during our last completed fiscal year, as required by Item 402(c)(2)(vi) of Regulation S-K. All previous inaccuracies in the summary compensation table relate solely to the reflection of vesting of restricted stock awards. We confirm that all disclosures in the summary compensation table regarding stock option awards granted to our named executive officers will continue to be reported in compliance with Item 402(c)(2)(vi) of Regulation S-K.

Securities and Exchange Commission, November 2, 2010 Page 5

Form 8-K/A dated October 26, 2010

Exhibit 99.1

5.	Please revise this filing to include an audited balance sheet as of March 31, 2010 for AVID Medical. Refer to the guidance at Rule 3-05(b)(4)(iv) of Regulation S-X.

Response: As requested, we will amend the 8-K/A to provide an audited balance sheet as of March 31, 2010 for AVID Medical.

Exhibit 99.3

6.	Reference is made to the pro forma adjustments herein as described in Notes 2 and 3. Please revise the pro forma financial statements to present the pro forma adjustments gross instead of the net amounts currently presented. Also, please cross-reference each pro forma adjustment to a footnote that clearly describes the transaction reflected and the assumptions involved. For example, even though it is cross-referenced to adjustments (a), (b) and (d) in Note 3, we are unable to determine how you calculated the long-term debt adjustment of $61,948,000 in your pro forma balance sheet. We are also unable to determine how the adjustments (a) through (i) in your annual and interim pro forma operating statements cross-reference to and are explained by the information in the referenced Note 3 information.

Response: As requested, we will amend the 8-K/A to reflect revised pro forma financial statements that present all pro forma adjustments as gross adjustments instead of the net amounts currently presented. We will also cross-reference each pro forma adjustment to a footnote that clearly describes the transaction reflected and assumptions involved.

Securities and Exchange Commission, November 2, 2010 Page 6

Closing Comments

In connection with the Staff comments and our responses, we confirm that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing and (ii) the Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing. We also acknowledge the Staff’s position that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions or comments regarding the foregoing to me at (631) 231-4600.

Sincerely,

Medical Action Industries Inc.

By:	/s/ Charles L. Kelly, Jr.
Charles L. Kelly, Jr.
Chief Financial Officer & Corporate Secretary